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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                              (Amendment No.   --  )*


                              Toymax International, Inc.
-------------------------------------------------------------------------------
                                  (Name of Issuer)

                      Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    892268-10-3
                               -------------------------
                                  (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)


                               Page 1 of 6 pages

CUSIP No.  892268-10-3              13G                        Page 2 of 6 Pages

------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Goldberg Family Trust
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a)  / /
                                                       (b)  /x/
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Barbados, West Indies
------------------------------------------------------------------------------
      NUMBER        5   SOLE VOTING POWER
        OF                1,241,833
      SHARES        ----------------------------------------------------------
   BENEFICIALLY     6 SHARED VOTING POWER
    OWNED BY              --
   EACH PERSON      ----------------------------------------------------------
      WITH          7 SOLE DISPOSITIVE POWER
                          1,241,833
                    ----------------------------------------------------------
                    8 SHARED DISPOSITIVE POWER
                          --
------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,241,833
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         11.7%
------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

         OO
------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                             Page 2 of 6 Pages

CUSIP No.  892268-10-3              13G                        Page 3 of 6 Pages

------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hargo (Barbados) Limited
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a)  / /
                                                       (b)  /x/
------------------------------------------------------------------------------
3


------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Barbados, West Indies
------------------------------------------------------------------------------
      NUMBER        5   SOLE VOTING POWER
        OF                1,241,833
      SHARES        ----------------------------------------------------------
   BENEFICIALLY     6 SHARED VOTING POWER
    OWNED BY              --
   EACH PERSON      ----------------------------------------------------------
      WITH          7 SOLE DISPOSITIVE POWER
                          1,241,833
                    ----------------------------------------------------------
                    8 SHARED DISPOSITIVE POWER
                          --
------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,241,833
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         11.7%
------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

         CO
------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                             Page 3 of 6 Pages

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CUSIP No.  892268-10-3              13G                        Page 4 of 6 Pages


ITEM 1.        Name and Address of Issuer's Principal Executive Offices:

               (a)  Toymax International, Inc. ("Toymax")

               (b)  125 East Bethpage Road
                         Plainview, New York  11803



ITEM 2.        (a) - (c) Name, Principal Business Address, and
               Citizenship of Persons Filing:

                         (1)  Goldberg Family Trust
                              c/o CIBC West Indies
                              Offshore Banking Corporation as trustee,
                              International Centre,
                              Warrens, St. Michael
                              P.O. Box 405
                              Bridgetown, Barbados
                              West Indies
                              Organization:  Barbados, West Indies

                         (2)  Hargo (Bardados) Limited
                              CIBC Trust and Merchant Bank (Barbados) Limited Hincks Street,
                              Bridgetown, Barbados
                              West Indies

               (d)  Common Stock, par value $0.01 per share (the "Common
                    Stock")

               (e)  892268-10-3



ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not Applicable



ITEM 4.   Ownership

               The information in Items 1 and 5 through 11 on the cover pages (pp. 2-3) on Schedule 13G is hereby incorporated by reference.
               Hargo (Barbados) Limited, which is wholly-owned by the Goldberg Family Trust, is the record owner of all of the 1,241,833 shares of Common Stock reported by the Reporting Persons.


ITEM 5.   Ownership of Five Percent or Less of a Class

               Not Applicable



ITEM 6.   Ownership of More than Five Percent on Behalf of Another
          Person

               Not Applicable


                                 Page 4 of 6 Pages

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CUSIP No.  892268-10-3              13G                        Page 5 of 6 Pages


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable



ITEM 8.   Identification and Classification of Members of the Group

               Not Applicable


ITEM 9.   Notice of Dissolution of Group

               Not Applicable


ITEM 10.  Certification

               Not Applicable






                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Goldberg Family Trust

          By: /s/ Gregory Hinkson                             3/4/98
             -------------------------------------         ------------
             CIBC WEST INDIES OFFSHORE    ,Trustee             Date
             BANKING CORPORATION

     Hargo (Barbados) Limited


          By: /s/ Sheridan Reece                              3/4/98
             ---------------------                         ------------
                                                               Date


                                  Page 5 of 6 Pages

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CUSIP No.  892268-10-3              13G                        Page 6 of 6 Pages



                                 EXHIBIT A

                          JOINT FILING AGREEMENT


    In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Toymax International, Inc. and further agree this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement as of the _____ day of March, 1998.


                                       Goldberg Family Trust


                                       By: /s/ Gregory Hinkson
                                          -------------------------------------
                                          CIBC WEST INDIES OFFSHORE    ,Trustee
                                          BANKING CORPORATION


                                       Hargo (Barbados) Limited


                                       By: /s/ Sheridan Reece
                                          -------------------------------------




                                 Page 6 of 6 Pages